UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Nobel Learning Communities, Inc.

(Name of Issuer)
Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)
654889104

(CUSIP Number)
Donald W. Hughes
c/o Camden Partners Holdings, LLC
500 East Pratt Street
Suite 1200
Baltimore, Maryland 21202

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 17, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS Camden Partners Strategic II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		1,768,213

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

1,768,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,768,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS Camden Partners Strategic Fund II-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		1,768,213

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

1,768,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,768,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS Camden Partners Strategic Fund II-B, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		1,768,213

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

1,768,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,768,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS David L. Warnock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		1,768,213

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

1,768,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,768,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS Donald W. Hughes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		1,768,213

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

1,768,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,768,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS Richard M. Berkeley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		1,768,213

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

1,768,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,768,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

     Explanatory Note: This Amendment No. 1 (the “Amendment”) relates to the common stock, par value $0.001 per share (“Common Stock”) of Nobel Learning Communities, Inc., a Delaware corporation (the “Company”). This Amendment amends the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons (as defined in the Schedule 13D) with the Securities and Exchange Commission on October 1, 2008.
     Each capitalized term used herein and not otherwise defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as amended by this Amendment, each Item of the Schedule 13D remains unchanged.

Item 2.	Identity and Background
     Item 2 of the Schedule 13D is amended to remove Richard M. Johnston as a Reporting Person as a result of Mr. Johnston’s retirement as a voting managing member of CPS II.

Item 4.	Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs immediately prior to the last two paragraphs of Item 4:
     On May 17, 2011, the Company, Academic Acquisition Corp. (“Parent”) and Academic Merger Sub, Inc., a wholly-owned subsidiary of Parent (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and becoming a wholly-owned subsidiary of Parent.
     In connection with the Merger, each share of Common Stock that is outstanding at the effective time of the Merger (other than shares held in treasury by the Company or owned by Parent or Merger Sub, or shares held by dissenting stockholders who properly exercise appraisal rights under applicable law), will be cancelled and converted into the right to receive $11.75 in cash, without interest.
     The consummation of the Merger is subject to the satisfaction or waiver at or prior to the effective time of the Merger of certain conditions, including, but not limited to, adoption of the Merger Agreement by the stockholders of the Company.
     Concurrently with the execution of the Merger Agreement and as an inducement and condition thereof, CPS Fund II-A and CPS Fund II-B entered into a voting agreement with Parent whereby each of CPS Fund II-A and CPS Fund II-B agreed to vote all of the shares of Common Stock beneficially owned by such stockholder in favor of the Merger and the other transactions contemplated by the Merger Agreement (the “Voting Agreement”). Parent did not pay any additional consideration to any of the Reporting Persons to induce CPS Fund II-A and CPS Fund II-B to enter into the Voting Agreement.
     Pursuant to the Voting Agreement, CPS Fund II-A and CPS Fund II-B have agreed to vote their shares of Common Stock: (i) in favor of adoption and approval of the Merger Agreement and all other matters contemplated by the Merger Agreement as to which stockholders of the Company are called upon to vote in favor of to the extent that any such matters are necessary for consummation of the Merger and the other transactions contemplated by the Merger Agreement in accordance with its terms; and (ii) against any takeover proposal (as defined in the Merger Agreement), or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and all other material transactions contemplated by the Merger Agreement.
     CPS Fund II-A and CPS Fund II-B have agreed not to sell, assign, transfer, tender or otherwise dispose of the shares subject to the Voting Agreement during the term of the Voting Agreement. In addition, CPS Fund II-A and CPS Fund II-B cannot grant any proxies or enter into a voting trust or other arrangement whereby the voting rights would be transferred. Further, CPS Fund II-A and CPS Fund II-B have agreed not to exercise any appraisal rights arising with respect to the Merger with respect to the Common Stock held by CPS Fund II-A and CPS Fund II-B.
     CPS Fund II-A and CPS Fund II-B have also agreed that they will not, among other things, solicit, initiate, or knowingly encourage (including by way of furnishing non-public information or other assistance), or take any action to facilitate, any inquiries, or make any proposal that constitutes, or may reasonably be likely to lead to, any takeover proposal (other than the Merger Agreement), or enter into any agreement with respect to a takeover proposal (other than the Merger Agreement).

     The Voting Agreement terminates upon the earliest to occur of (i) the effectiveness of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) upon the mutual written agreement of the parties to the Voting Agreement to terminate the Voting Agreement, or (iv) at the election of CPS Fund II-A and CPS Fund II-B, 120 days after the date of the Voting Agreement, unless, on such date, either (A) certain education and childcare related regulatory approvals have not been obtained (other than due to the failure of Parent or the Company to comply with their respective obligations related thereto under the Merger Agreement) or (B) the Company’s stockholders meeting necessary to adopt the Merger Agreement has not been held due to review of the Company’s proxy statement for such stockholders meeting by the Securities and Exchange Commission and delays resulting therefrom (other than delays caused by the failure of the Company or Parent to comply with their respective obligations related thereto under the Merger Agreement), in either of which cases, the aforementioned 120-day period shall be extended to 180 days after the date of the Voting Agreement.
     The Voting Agreement may also be terminated by CPS Fund II-A and CPS Fund II-B in the event of an amendment, modification or waiver of the Merger Agreement made without the written consent of CPS Fund II-A and CPS Fund II-B if such amendment, modification or waiver creates any additional condition to the obligation of Parent and Merger Sub to consummate, or otherwise materially delays, the Merger, changes the consideration payable with respect to the Company’s Common Stock pursuant to the Merger Agreement in a manner adverse to CPS Fund II-A and CPS Fund II-B, extends the end date (as defined in the Merger Agreement) under the Merger Agreement, or otherwise adversely affects CPS Fund II-A and CPS Fund II-B in their capacity as stockholders of the Company.
     The description of the terms and conditions of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement included herein as Exhibit 5, which is incorporated herein by reference. A copy of the Merger Agreement has been filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities Exchange Commission on May 18, 2011.

Item 5.	Interest in Securities of the Issuer
Item 5(a) of the Schedule 13D is hereby amended by restating the first paragraph to read in its entirety as follows:
(a)	CPS Fund II-A is the direct beneficial owner of an aggregate of 1,669,206 shares of the Common Stock (the “CPS II-A Shares”). CPS Fund II-B is the direct beneficial owner of an aggregate of 99,007 shares of the Common Stock (the “CPS II-B Shares”). The CPS II-A Shares represent approximately 15.7% beneficial ownership of the Company’s Common Stock, and the CPS II-B Shares represent approximately 0.9% beneficial ownership of the Company’s Common Stock. Collectively, the Shares represent approximately 16.7% beneficial ownership of the Company’s Common Stock. All calculations of beneficial ownership percentages are based on 10,614,585 shares of the Common Stock outstanding on May 4, 2011 as reported by the Company in its Quarterly Report on Form 10-Q filed on May 12, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended to add the following sentence to the end of such Item:
     The information set forth in Item 4 of this Schedule 13D, and incorporated by reference therein, is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended to add the following exhibit:
     Exhibit 5 — Voting Agreement, dated May 17, 2011, among Parent, CPS Fund II-A and CPS Fund II-B.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.
Dated: May 18, 2011

CAMDEN PARTNERS STRATEGIC FUND II-A, L.P.

By: Camden Partners Strategic II, LLC, its general partner

/s/ Donald W. Hughes Name: Donald W. Hughes
Title: Managing Member

CAMDEN PARTNERS STRATEGIC FUND II-B, L.P.

By: Camden Partners Strategic II, LLC, its general partner

/s/ Donald W. Hughes Name: Donald W. Hughes
Title: Managing Member

CAMDEN PARTNERS STRATEGIC II, LLC

/s/ Donald W. Hughes Name: Donald W. Hughes
Title: Managing Member

DAVID L. WARNOCK

/s/ Donald W. Hughes, as Attorney-in-Fact Name: David L. Warnock

DONALD W. HUGHES

/s/ Donald W. Hughes Name: Donald W. Hughes

RICHARD M. BERKELEY

/s/ Donald W. Hughes, as Attorney-in-Fact Name: Richard M. Berkeley